UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.   20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the month of August 2015

EXFO Inc.
(Translation of registrant's name into English)

400 Godin Avenue, Quebec, Quebec, Canada   G1M 2K2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______.

On August 26, 2015, EXFO Inc., a Canadian corporation, announced that Philippe Morin will be joining the company as Chief Operating Officer (COO) in early November. This report on Form 6-K sets forth the press release issued on August 26, 2015 relating to EXFO's announcement and the Material Change Report being filed in Canada.

This press release and Material Change Report contain material information relating to EXFO and are hereby incorporated as documents by reference to Form F-3 (Registration Statement under the Securities Act of 1933) declared effective as of July 30, 2001 and to Form F‑3 (Registration Statement under the Securities Act of 1933) declared effective as of March 11, 2002 and to amend certain material information as set forth in these two Form F-3 documents.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXFO INC.
By: /s/ Germain Lamonde Name: Germain Lamonde Title: President and Chief Executive Officer

Date: August 28, 2015

FORM 51-102F3
MATERIAL CHANGE REPORT

EXFO Inc. ("EXFO")

ITEM 1:	Name and Address of Company EXFO Inc. 400 Godin Avenue Quebec, Quebec, G1M 2K2 Canada
ITEM 2:	Date of Material Change August 26, 2015.
ITEM 3:
News Release

EXFO issued a press release indicating the material change on August 26, 2015 in Canada and in the United States via CNW Group and was filed on SEDAR and EDGAR on August 27, 2015. A copy of the press release is attached hereto and forms an integral part hereof.

ITEM 4:	Summary of Material Change EXFO Inc. announced on August 26, 2015 that Philippe Morin will be joining the company as Chief Operating Officer (COO) in early November.
ITEM 5:
Full Description of Material Change

EXFO Inc. announced today that Philippe Morin will be joining the company as Chief Operating Officer (COO) in early November.

Mr. Morin, who has more than 25 years of experience in the telecommunications industry, will leave Ciena as Senior Vice-President of Worldwide Sales and Field Operations on October 31, 2015. Previously, he was Ciena's Senior Vice-President of the Global Products Group and held a number of leadership roles at Nortel Networks including President of Metro Ethernet Networks, Vice-President and General Manager of Optical Networks, as well as having held positions in sales, marketing and product management in North America and Europe.

Mr. Morin will be responsible for EXFO's global sales leadership, market development, marketing, product management and technology strategy. All sales and product management executives, along with the chief technology officer (CTO), will report directly to Mr. Morin.

ITEM 6:	Reliance on subsection 7.1(2) of Regulation 51-102 Not applicable.

ITEM 7:	Omitted Information Not applicable.
ITEM 8:
Executive Officer

For further information, please contact Mr. Pierre Plamondon, Vice-President Finance and Chief Financial Officer or Benoit Ringuette, General Counsel and Corporate Secretary at 418.683.0211.

ITEM 9:	Date of Report August 28, 2015.

EXFO Names Philippe Morin as Chief Operating Officer

QUEBEC CITY, CANADA, August 26, 2015 — EXFO Inc. (NASDAQ: EXFO; TSX: EXF) announced today that Philippe Morin will be joining the company as Chief Operating Officer (COO) in early November.

Mr. Morin, who has more than 25 years of experience in the telecommunications industry, will leave Ciena as Senior Vice-President of Worldwide Sales and Field Operations on October 31, 2015. Previously, he was Ciena's Senior Vice-President of the Global Products Group and held a number of leadership roles at Nortel Networks including President of Metro Ethernet Networks, Vice-President and General Manager of Optical Networks, as well as having held positions in sales, marketing and product management in North America and Europe.

Mr. Morin will be responsible for EXFO's global sales leadership, market development, marketing, product management and technology strategy. All sales and product management executives, along with the chief technology officer (CTO), will report directly to Mr. Morin.

"I am delighted Philippe will be soon joining EXFO's executive team, given his wide-ranging experience and proven capabilities as a senior executive both at Ciena and Nortel," said Germain Lamonde, EXFO's founder, Chairman and CEO. "His exceptional execution track record, as demonstrated by the strong sales growth he spearheaded at Ciena, along with his extensive background in delivering systems and integrated solutions to Tier-1 network operators and to fixed, wireless, cloud, data center and web-scale service providers, are well aligned with EXFO's core strategies. Philippe's leadership will clearly help EXFO drive top and bottom-line growth in fiscal 2016 and beyond, while strengthening my C-suite and succession plans."

"I am excited to join EXFO based on its technology leadership in critical areas of transformation for network operators such as NFV, network analytics, service assurance and automated network deployments, all of which improve quality of customer experience and reduce operating expenses," Mr. Morin said. "I am also confident my knowledge base and in-depth experience will help raise EXFO to the next level as network operators worldwide are seeking proactive network analytics solutions, combined with end-to-end visibility of network performance and service delivery, especially in a multi-vendor environment. These are definitely areas where I can bring added value to EXFO."

About EXFO
EXFO enables extraordinary experiences on global networks. Our test, service assurance and network visibility solutions allow equipment manufacturers and network operators to deliver a wealth of services to consumers, while increasing network capacity and reducing operating costs. From a company executive holding a telepresence meeting with overseas staff to a runner transferring data from wearable technology, EXFO's inherent expertise and powerful analytics render these events commonplace. Simply put, we have evolved over our 30-year history to ensure unmatched quality of service and quality of experience on next-generation fixed and mobile networks. EXFO has a staff of approximately 1600 people in 25 countries, supporting more than 2000 customers worldwide. For more information, visit www.EXFO.com and follow us on the EXFO Blog, Twitter, LinkedIn, Facebook, Google+ and YouTube.

Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, and we intend that such forward-looking statements be subject to the safe harbors created thereby. Forward-looking statements are statements other than historical information or statements of current condition. Words such as may, expect, believe, plan, anticipate, intend, could, estimate, continue, or similar expressions or the negative of such expressions are intended to identify forward-looking statements. In addition, any statement that refers to expectations, projections or other characterizations of future events and circumstances are considered forward-looking statements. They are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in forward-looking statements due to various factors including, but not limited to, macroeconomic uncertainty as well as capital spending and network deployment levels in the telecommunications industry (including our ability to quickly adapt cost structures with anticipated levels of business and our ability to manage inventory levels with market demand); future economic, competitive, financial and market conditions; consolidation in the global telecommunications test and service assurance industry and increased competition among vendors; capacity to adapt our future product offering to future technological changes; limited visibility with regards to timing and nature of customer orders; longer sales cycles for complex systems involving customers' acceptances delaying revenue recognition; fluctuating exchange rates; concentration of sales; timely release and market acceptance of our new products and other upcoming products; our ability to successfully expand international operations; our ability to successfully integrate businesses that we acquire; and the retention of key technical and management personnel. Assumptions relating to the foregoing involve judgments and risks, all of which are difficult or impossible to predict and many of which are beyond our control. Other risk factors that may affect our future performance and operations are detailed in our Annual Report, on Form 20-F, and our other filings with the U.S. Securities and Exchange Commission and the Canadian securities commissions. We believe that the expectations reflected in the forward-looking statements are reasonable based on information currently available to us, but we cannot assure that the expectations will prove to have been correct. Accordingly, you should not place undue reliance on these forward-looking statements. These statements speak only as of the date of this document. Unless required by law or applicable regulations, we undertake no obligation to revise or update any of them to reflect events or circumstances that occur after the date of this document.

For more information
Marie-Anne Grondin EXFO Corporate Communications (418) 683-0913, Ext. 23417 marie-anne.grondin@EXFO.com	Vance Oliver Director, Investor Relations (418) 683-0913, Ext. 23733 vance.oliver@EXFO.com